Prospectus

XOMA

$60,000,000 Principal Amount of
6.50% Convertible Senior Notes due 2012
and 35,008,536 Common Shares of XOMA Ltd.
Issuable on Conversion of the Notes

     We issued the notes in a private placement in January of 2005. This prospectus will be used by selling securityholders to resell from time to time their notes and common shares issuable upon conversion of their notes.

     We will pay interest on the notes on February 1 and August 1 of each year, beginning on August 1, 2005. On February 1, 2012, the maturity date of the notes, holders will receive the principal amount of $1,000 per note.

     Holders may convert the notes into our common shares, par value $.0005 per share, at any time prior to the close of business on the maturity date. The conversion rate is initially 533.4756 of our common shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $1.87 per common share. The conversion rate is subject to adjustment upon the occurrence of specified events.

     The notes will mature on February 1, 2012, unless earlier converted, redeemed or repurchased by us. Before February 6, 2008, we may not redeem the notes. On or after February 6, 2008, we may redeem any or all of the notes at 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the redemption date, if our common shares trade at 150% of the conversion price then in effect for 20 trading days in a 30 consecutive trading day period. The holders of notes may require us to repurchase some or all of the notes for cash at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, following a fundamental change that occurs at any time prior to maturity as described in this prospectus. In addition, following certain fundamental changes, we will increase the conversion rate by a number of additional common shares or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring, continuing or surviving company, in each case as described herein.

     The notes are our direct, unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our subordinated indebtedness. The notes effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. Payment of principal and interest on the notes is structurally subordinated to the liabilities of our subsidiaries.

     The notes will not be listed on any securities exchange. The notes have been designated for trading in the PORTAL market. Any notes that are resold by means of this prospectus will no longer be eligible for trading in the PORTAL market. Our common shares are listed on the Nasdaq National Market under the symbol "XOMA." The last reported sale price of our common shares on the Nasdaq National Market on April 27, 2005 was $1.23 per share.

     Investing in these notes involves risks. See "Risk factors" beginning on page 9 of this prospectus.

                              ____________________

     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              ____________________

                   The date of this prospectus is May 6, 2005.


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

                                TABLE OF CONTENTS


                                               Page                                                        Page
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Prospectus Summary................................1          Use of Proceeds..................................27
Risk Factors......................................9          Description of the Notes.........................28
Incorporation of Information We File with                    Material United States Federal Income Tax
  the SEC .......................................23            Consequences ..................................42
Special Note Regarding Forward-Looking                       Selling Securityholders..........................48
  Statements ....................................24          Description of Share Capital.....................50
Price Range of Common Shares and Dividend                    Plan of Distribution.............................53
  Information ...................................25          Legal Opinion....................................56
Ratio of Earnings to Fixed Charges...............26          Experts..........................................56
                                                             Where You Can Get More Information...............56



     XOMA Ltd. is a Bermuda company. Our principal executive offices are located at 2910 Seventh Street, Berkeley, California 94710, and our telephone number at that address is (510) 204-7200. Our Web site is located at www.xoma.com. The content of our Web site is not part of this prospectus, and prospective purchasers of the notes should not rely on any information contained therein in connection with their investment decision to acquire notes. In this prospectus, unless the context indicates otherwise, "we," "us" and "our" refer to XOMA Ltd. and its subsidiaries.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

     Consent under the Exchange Control Act of 1972 of Bermuda (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the notes and the common shares issuable upon conversion of the notes to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Trademarks

     NEUPREX(R) and Human Engineering(TM) are trademarks of XOMA Ltd. and/or our licensees. All other trademarks or service marks appearing in this prospectus and the documents we incorporate by reference are the property of their owners.



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                               PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus. In addition to other information in this prospectus, the factors set forth under "Risk factors" below should be considered carefully in evaluating an investment in the notes offered hereby.

Our Company

     We are a biopharmaceutical company that identifies, develops and manufactures antibodies and other genetically engineered protein products to treat immunological and inflammatory disorders, cancer and infectious diseases. Our products are presently in various stages of development and are subject to regulatory approval before they can be introduced commercially. We have a royalty interest in RAPTIVA(R), an approved product for the treatment of moderate-to-severe plaque psoriasis. RAPTIVA(R) is marketed in the United States by Genentech, Inc. and outside the United States and Japan by Serono SA. In January of 2005, we entered into a restructuring of our collaboration agreement with Genentech related to RAPTIVA(R), as explained below.

     Our other proprietary and collaborative product development programs include:

     o CHIR-12.12, an anti-CD40 antibody for treating B-cell tumors and additional product candidates in connection with an antibody oncology collaboration with Chiron Corporation (IND filed);

     o bactericidal/permeability-increasing protein (BPI), including NEUPREX(R), which targets a variety of infectious diseases and inflammatory disorders and is exclusively licensed to Zephyr Sciences, Inc. (Phase II);

     o MLN2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I);

     o anti-gastrin antibody product candidates in conjunction with the antibody collaboration for the treatment of gastrointestinal cancers with Aphton Corporation (preclinical);

     o ING-1, our proprietary anti-tumor monoclonal antibody for the treatment of various adenocarcinomas, which is licensed to Triton BioSystems, Inc. for use with their Targeted Nano-Therapeutics(TM) (TNT(TM)) System (preclinical);

     o XMP.629, a peptide derived from BPI that targets bacteria associated with inflammatory lesions in acne patients, including those resistant to current antibiotic treatments (under evaluation); and

     o a TPO mimetic antibody program to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical).

     We leverage our preclinical, process development, manufacturing, quality and clinical development capabilities for development of our proprietary products and also by entering into agreements to collaborate on the development of products with other companies. We also have proprietary technologies relating to recombinant antibodies and proteins, including bacterial cell expression systems and our Human Engineering(TM) method for creating human-like antibodies. These technologies are used in our own development programs and are also available for outlicensing.

Key products and development programs


RAPTIVA(R)

     RAPTIVA(R) is the first FDA-approved biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Although psoriasis appears on the skin, it is actually caused by overactive cells in the immune system. With psoriasis, special immune cells called T-cells become overactive. This activity sets off a series of events that eventually make skin cells multiply so fast, they begin to pile up on the surface of the skin. In plaque psoriasis, as cells multiply faster and faster, they form red, scaly patches on the surface of the skin that begin to shed as the build-up of cells continues. These patches of skin, which are often itchy and painful, are known as plaques or lesions. Plaque psoriasis is the most common form of psoriasis; around 80% of the people who have psoriasis have this type. Patients can self-administer RAPTIVA(R) as a single, once-weekly subcutaneous injection after training by a healthcare professional. RAPTIVA(R) was developed in the U.S. through a collaboration between Genentech and us and received FDA approval in October of 2003. Genentech has reported net sales of RAPTIVA(R) in the United States for the year ended December 31, 2004 of $56.3 million.

     In April of 1996, we entered into an agreement with Genentech for the development of RAPTIVA(R). In March of 2003, we entered into amended and expanded agreements related to all aspects of the collaboration, to reflect the then current understanding between the companies. The agreements called for us to share in the development costs and to receive a 25% share of future U.S. operating profits and losses and a royalty on sales outside the U.S. The agreements also called for Genentech to finance our share of development costs up until first FDA marketing approval via a convertible subordinated loan, and our share of pre-launch marketing and sales costs via an additional commercial loan facility. Under the loan agreement, upon FDA approval of the product, which occurred October 27, 2003, we elected to pay $29.6 million of the development loan in convertible preference shares and to defer repayment of the remaining $40.0 million as an offset against our future proceeds from our 25% share of U.S. operating profits on the product. On December 22, 2003, we issued the preference shares to Genentech, which are convertible into approximately 3.8 million common shares at a price of $7.75 per common share. The $13.4 million of outstanding principal and interest on the commercial loan was payable only in cash and was paid in January and May of 2004.

     RAPTIVA(R) is licensed by Genentech outside of the United States and Japan through an agreement made with Serono in August of 2002. Serono announced in September that it had received European Commission Marketing Authorisation for RAPTIVA(R) to treat people with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. RAPTIVA(R) is also approved in Switzerland and Australia, as well as Argentina, Mexico and Brazil. Serono has launched RAPTIVA(R) in Germany, UK, Denmark, Sweden, Switzerland, Australia, Argentina, Brazil and Mexico. In March of 2005, Genentech disclosed its intention to begin clinical testing of RAPTIVA(R) in atopic dermatitis.

     In January of 2005, we restructured our collaboration agreement with Genentech. Key elements of the new arrangement include:

     o The previous cost and profit sharing arrangement in the United States was modified. We will earn a mid-single digit royalty on worldwide sales of RAPTIVA(R) with an additional royalty rate on sales in the United States in excess of a specified level. The original agreement provided us with the option of electing a royalty-only participation in RAPTIVA(R) results, with a higher worldwide royalty rate structure, but required immediate repayment of the development loan.

     o Genentech agreed to discharge our obligation to pay the $40.9 million development loan and accrued interest. We will recognize the release of this obligation as income in our first quarter 2005 financial statements.

     o We will no longer be responsible for funding any development or sales and marketing activities or have the right to co-promote RAPTIVA(R).

     This revised agreement is effective as of January 1, 2005, and as a result, RAPTIVA(R) became immediately profitable for us, beginning in the first quarter of 2005.


Oncology therapeutic antibodies program

     In February of 2004, we entered into an exclusive, worldwide, multi-product collaboration with Chiron to develop and commercialize antibody products for the treatment of cancer. Under the terms of the agreement, the



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companies will jointly research, develop, and commercialize multiple antibody product candidates. The companies share expenses and revenues, generally on a 70-30 basis, with our share being 30%. Chiron's profit share is subject to a limited upward adjustment, which, in turn, may be reduced if we achieve certain milestones or if Chiron elects to extend the program from three to five years. Financial terms include initial payments to us in 2004 totaling $10.0 million and a loan facility, secured by our interest in the collaboration, of up to $50.0 million to fund up to 75% of our share of expenses beginning in 2005. To date there have been no draw downs under this facility.

     In July of 2004, Chiron acquired Sagres Discovery, a privately held discovery-stage company based in Davis, California, that specializes in the discovery and validation of oncology targets. Further review of these targets could identify additional antibody target candidates for our collaboration.

     In December of 2004, several abstracts on the novel oncology compound CHIR-12.12, an antagonist antibody targeting CD40, the most advanced product candidate under this collaboration, were presented at the 46th American Society of Hematology (ASH) Annual Meeting and Exposition in San Diego, California. In vitro, CHIR12.12 has demonstrated dual mechanisms of B-cell tumor killing: antibody-dependent cellular cytotoxicity (ADCC) of CD40-expressing tumors by immune effector cells and inhibition of CD40-ligand mediated growth and survival. The first investigative new drug application, or IND, was filed in December of 2004. Initial Phase I studies in B-cell malignancies are expected to begin in the second quarter of 2005.


BPI-based products

     We are developing novel therapeutic products derived from a recombinant bactericidal/permeability-increasing protein (rBPI). rBPI is a genetically engineered version of a human host-defense protein (BPI) found in white blood cells. rBPI kills bacteria and enhances the activity of antibiotics, in many cases reversing bacterial resistance to the antibiotic. rBPI also has anti-inflammatory properties. Furthermore, rBPI inhibits the function of multiple growth factors involved in blood vessel formation and angiogenesis (growth of new blood vessels). Angiogenesis is an essential component of inflammation and solid tumor growth as well as diseases such as retinopathies.

     In November of 2004, we entered into an exclusive worldwide licensing agreement with Zephyr for the research, development and commercialization of products related to BPI, including our NEUPREX(R) product which is a particular fragment of rBPI and has been tested in clinical trials in several indications. Under the terms of the agreement, we will be entitled to receive license fees totaling up to $11.0 million and milestone payments totaling up to $62.0 million, as well as royalties on sales of future products developed and approved under the agreement. Our objective is to accelerate development of these products, and the agreement also includes due diligence provisions related to their development in multiple indications, with Zephyr funding all future research and development activities. The agreement does not cover BPI-derived peptide products.


MLN2222

     We are developing MLN2222 for certain vascular inflammation indications pursuant to a collaboration agreement with Millennium that was announced in November of 2001. On October 12, 2004, the companies amended their agreements whereby Millennium assumed responsibility for all development work and expenses for MLN2222 upon initiation of Phase II testing. We will continue to provide quantities of bulk drug substance requested by Millennium at their expense for Phase II trials. We will be entitled to receive an undisclosed royalty on future net sales of MLN2222, as well as payments related to the achievement of certain clinical and regulatory milestones. An investment agreement between us and Millennium, which provided for possible future sales of our common shares to Millennium, has been terminated. MLN2222 is currently in Phase I testing with coronary artery bypass graft surgery patients.


Anti-gastrin antibody collaboration

     In September of 2004, we entered into a worldwide collaboration with Aphton to develop treatments for gastrointestinal (GI) and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies. Under the terms of the agreement, the companies will share all development expenses and all commercialization profits and losses for all product candidates on a 70/30 basis, with our share being 30%. We will have worldwide manufacturing



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


rights for these products and the ability to share up to 30% in the commercialization efforts in the United States. Aphton will share U.S. commercialization rights and will have exclusive rights to commercialize all products outside the United States. Antibodies to be developed under the collaboration will bind and neutralize the hormone gastrin 17 that is believed to be involved in tumor progression in GI cancers. Gastrin expression and the appearance of gastrin receptors have been associated with increasing malignant characteristics of GI tumors and with poorer prognostic outcomes. Specifically, gastrin has been shown to be involved in the progression of colorectal, stomach, liver and pancreatic cancers and inhibiting gastrin may inhibit such growth.


ING-1

     ING-1 is a Human Engineered(TM) recombinant monoclonal antibody that binds with high affinity to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others), and is designed to destroy cancer cells by recruiting the patient's own immune system. Enrollment has been completed in two Phase I studies testing intravenous administration and a third Phase I study testing subcutaneous administration in advanced adenocarcinoma patients. The ING-1 monoclonal antibody incorporates our patented Human Engineering(TM) technology, designed to reduce immunogenicity.

     In October of 2004, we entered into an agreement with Triton under which Triton has in-licensed the exclusive worldwide rights to use the ING-1 monoclonal antibody with Triton's Targeted Nano-Therapeutics(TM) (TNT(TM)) System. The TNT(TM) System is an innovative product that ablates tumors by using tiny magnetic spheres delivered, to the tumor, systemically with antibodies and heated by means of a magnetic filed directed to the tumor. The tiny spheres within the tumors are induced to generate heat to destroy the tumors by a localized externally applied magnetic field. The combination of the ING-1 antibody with the TNT(TM) System is intended to create a novel, highly selective, safe, and effective treatment for adenocarcinomas, such as breast, colorectal, lung, ovary and prostate. The license to Triton includes U.S. and foreign patent rights related to our ING-1 and Human Engineering(TM) technologies along with several pending applications. ING-1 remains available for licensing outside the field covered by the Triton license.


XMP.629

     The XMP.629 peptide, derived from BPI, targets bacteria associated with inflammatory lesions in acne patients, including those resistant to current antibiotic treatments. Several preclinical studies showed the XMP.629 peptide to be a potent agent against Propionibacterium acnes and related skin microorganisms associated with acne, as well as demonstrating favorable topical properties. Results from a Phase II randomized, double-blind, placebo-controlled dose-ranging efficacy and safety study in 240 mild-to-moderate acne patients undergoing 12 weeks of daily topical administration of XMP.629 were inconclusive for efficacy with an unexpectedly high response rate in the placebo group. The drug appeared safe and well-tolerated in this study. Previous data from several Phase I studies in healthy volunteers and acne patients suggested that the topical application of XMP.629 is safe, non-irritating and well tolerated. We are conducting further analysis to determine whether and how to continue clinical development of the product.


TPO mimetic antibody program

     In December of 2003, we and Alexion formed a collaboration for the development and commercialization of a rationally designed human TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia. The antibody was designed to mimic the activity of TPO, a naturally occurring protein responsible for platelet production, while being structurally distinct. In November of 2004, we and Alexion determined that the lead molecule in our collaboration did not meet the criteria established in the program for continued development. The companies are evaluating next steps for the collaboration, including a potential alternative TPO mimetic compound for development.

Our business strategy

     Our strategy is to develop and manufacture antibodies and other recombinant protein products to treat cancer, immunological and inflammatory disorders, and infectious diseases. In addition to developing proprietary



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products, we enter into collaborations with other companies and research institutions. Our objective in these collaborations is to leverage our development infrastructure to broaden and strengthen our product pipeline beyond what we can accomplish with proprietary products by diversifying our development risk and gaining financial support from our collaboration partners. Our goal is to become profitable over the next few years while continuing to strengthen our product pipeline. We recognize the challenging nature of this goal, and the principal elements of our strategy are to:

     o Continue to build a portfolio of medically important product candidates. We are building a pipeline of product candidates in multiple stages of clinical and preclinical development in a variety of therapeutic areas. We believe this tactic may increase the likelihood of successful product approval and commercialization, while reducing our exposure to the risk inherent in the development of any one drug or focusing on a single therapeutic area.

     o Seek to license or acquire complementary products and technologies. We aim to supplement our internal drug discovery efforts through the acquisition of products and technologies that complement our internal product development strategy. We intend to continue to identify, evaluate and pursue the licensing or acquisition of other strategically valuable products and technologies.

     o Leverage our core competencies. We believe that we have significant expertise in recombinant protein development and production, which we have used to establish a strong platform for the development of antibody and other protein-related pharmaceutical products. Our goal is to leverage these competencies to develop high-value products for markets with important unmet medical needs. When strategically advantageous, we may seek marketing arrangements for the further advancement of our product candidates.

     o Outlicense select product candidates. We have additional internally developed product candidates that we will consider outlicensing when we believe that it will bring us additional financial resources and increase the likelihood of regulatory approval and successful commercialization of such products in the United States and internationally.

     o Utilize excess manufacturing capacity. We currently have manufacturing capacity in excess of our needs for our own proprietary and collaborative products. We are actively seeking additional relationships that would utilize this capacity and bring us additional financial resources.




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                                    THE NOTES

Issuer                                          XOMA Ltd., a Bermuda company.

Notes                                           $60,000,000 principal amount of
                                                6.50% Convertible Senior Notes
                                                due 2012.

Maturity date                                   February 1, 2012, unless earlier
                                                converted, redeemed or
                                                repurchased.

Ranking The notes are our direct, unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, after giving effect to the January
                                                2005 restructuring of our
                                                collaboration with Genentech, we
                                                had no outstanding debt. As of
                                                the same date and also after
                                                giving effect to the
                                                restructuring of our
                                                collaboration with Genentech,
                                                our subsidiaries had an
                                                aggregate of approximately $0.4
                                                million of indebtedness
                                                (consisting of capital lease
                                                obligations and notes payable)
                                                recorded on their balance
                                                sheets. In connection with our
                                                collaboration with Chiron,
                                                Chiron has extended a line of
                                                credit to our U.S. subsidiary
                                                for $50 million, which is
                                                currently undrawn.

Interest 6.50% per year on the principal amount, payable semi-annually in arrears on February 1 and August 1 of each year, beginning August 1, 2005.

Conversion rights                               The holders of notes may convert
                                                the notes into our common shares
                                                at an initial conversion rate of
                                                533.4756 shares per $1,000
                                                principal amount of notes (equal
                                                to a conversion price of
                                                approximately $1.87 per share),
                                                subject to adjustment, at any
                                                time prior to the close of
                                                business on the maturity date.

Sinking fund                                    None.

Redemption by us                                Prior to February 6, 2008, the
                                                notes are not redeemable. On or
                                                after February 6, 2008, we may
                                                redeem for cash some or all of
                                                the notes for a price equal to
                                                100% of the principal amount of
                                                the notes to be redeemed, plus
                                                accrued and unpaid interest and
                                                liquidated damages, if any, to
                                                but excluding the redemption
                                                date, if the closing price of
                                                our common shares has exceeded
                                                150% of the conversion price
                                                then in effect for at least 20
                                                trading days within a period of
                                                30 consecutive trading days
                                                ending on the trading day prior
                                                to the date on which we mail the
                                                provisional redemption notice,
                                                which date shall be at least 20
                                                days but no more than 60 days
                                                prior to the redemption date.

Fundamental change                              If we undergo a fundamental
                                                change (as defined in this
                                                prospectus) prior to maturity,
                                                the holders of notes will have
                                                the right, at their option, to
                                                require us to repurchase some or
                                                all of the notes for cash at a
                                                repurchase price equal to 100%
                                                of the principal amount
                                                of the notes being repurchased,
                                                plus any accrued and unpaid
                                                interest and liquidated damages,
                                                if any, to but excluding the
                                                applicable repurchase date. In
                                                addition, following certain
                                                fundamental changes, we will
                                                increase the conversion rate by
                                                a number of additional common
                                                shares or, in lieu thereof, we
                                                may in certain circumstances
                                                elect to adjust the conversion
                                                rate and related conversion
                                                obligation so that the notes are
                                                convertible into shares of the
                                                acquiring, continuing or
                                                surviving company, in each case
                                                as described herein.

Use of proceeds                                 The net proceeds from the sale
                                                of the securities by this
                                                prospectus will be received by
                                                the selling securityholders. We
                                                will not receive any of the
                                                proceeds from any sale by any
                                                selling securityholder of the
                                                securities covered by this
                                                prospectus.

Book-entry form                                 The notes were issued in
                                                book-entry form and are
                                                represented by global
                                                certificates deposited with, or
                                                on behalf of, The Depository
                                                Trust Company ("DTC") and
                                                registered in the name of a
                                                nominee of DTC. Beneficial
                                                interests in any of the notes
                                                are shown on, and transfers are
                                                effected only through, records
                                                maintained by DTC or its nominee
                                                and any such interest may not be
                                                exchanged for certificated
                                                securities except in limited
                                                circumstances.

Listing and Trading                             The notes will not be listed on
                                                any securities exchange. The
                                                notes have been designated for
                                                trading in the PORTAL market.
                                                Any notes that are resold by
                                                means of this prospectus will no
                                                longer be eligible for trading
                                                in the PORTAL market. Our common
                                                shares are listed on the Nasdaq
                                                National Market under the symbol
                                                "XOMA."




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



                       SUMMARY CONSOLIDATED FINANCIAL DATA

     We have derived our consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected balance sheet data at December 31, 2004, from our audited consolidated financial statements incorporated by reference in this prospectus. You should read the summary financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes incorporated by reference in this prospectus.


                                                                    Year ended December 31,
                                                       ----------------------------------------------------
                                                             2004             2003              2002
                                                       -------------     -------------    -----------------
                                                            (in thousands, except per share amounts)
Statement of Operations Data:
Total revenues..................................       $      3,665      $     24,412     $     29,949
Operating costs and expenses:
    Research and development....................             49,784            61,063           42,817
    Marketing, general and administrative.......             15,604            13,436           16,491
    Collaboration arrangement...................             16,373             7,451            2,718
                                                       -------------     -------------    -----------------
         Total..................................             81,761            81,950           62,026
                                                       -------------     -------------    -----------------
Loss from operations:...........................            (78,096)          (57,538)         (32,077)
                                                       -------------     -------------    -----------------
Other income (expense), net.....................               (846)           (1,115)          (1,170)
                                                       -------------     -------------    -----------------
Net loss........................................       $    (78,942)     $    (58,653)    $    (33,247)(1)
                                                       =============     =============    =================
Net loss per common share.......................       $       (.93)     $       (.78)    $       (.47)
                                                       =============     =============    =================
_______________


(1) In 2002, includes approximately $7.0 million in legal expenses related to our litigation with Biosite Incorporated and certain shareholder litigation. The litigation matters to which these expenses related were settled or otherwise resolved in 2002.

                                                  December 31, 2004
                                        ------------------------------------
                                             Actual           As adjusted
                                        ---------------    -----------------
                                                   (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
  short-term investments                $       24,319     $       80,919
Working capital                         $        3,004     $       59,604
Total assets                            $       46,260     $      102,860
Notes payable                           $       41,050     $       56,716
Accumulated deficit                     $     (678,471)    $     (637,537)
Shareholders' equity                    $      (24,610)    $       16,324

The preceding table sets forth our balance sheet data as of December 31, 2004:

     o    on an actual basis; and

     o on an as-adjusted basis to reflect the January 2005 restructuring of our collaboration with Genentech and the February 2005 receipt of the estimated net proceeds from the sale of notes in this offering, without giving effect to the exercise of the option granted to the initial purchasers. The net proceeds from the issuance of the notes was approximately $56.6 million after deducting the initial purchasers' discount of approximately $2.6 million and our other fees and estimated expenses of approximately $0.8 million.

                                  RISK FACTORS

     You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the value of the notes or our common shares could decline, and you may lose part or all of your investment.

Risk related to our business

The Marketing And Sales Effort In Support Of The Only Product In Which We Have An Interest That Has Received Regulatory Approval May Not Be Successful.

     RAPTIVA(R), the only product in which we have an interest that has received regulatory approval, was approved by the FDA on October 27, 2003, for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Genentech and Serono, Genentech's international marketing partner for RAPTIVA(R), are responsible for the marketing and sales effort in support of this product, and Genentech has only commenced the full intended scope of this effort in the United States within the past year. In September of 2004, Serono announced that RAPTIVA(R) had received approval for use in the European Union and the product was launched in several European Union countries in the fourth quarter of 2004. We have no role in marketing and sales efforts. Under our current arrangement with Genentech, we are entitled to receive royalties on worldwide sales of RAPTIVA(R). Successful commercialization of this product is subject to a number of risks, including Genentech's and Serono's ability to implement their marketing and sales effort and achieve sales, the strength of competition from other products being marketed or developed to treat psoriasis, physicians' and patients' acceptance of RAPTIVA(R) as a treatment for psoriasis, Genentech's ability to provide manufacturing capacity to meet demand for the product, and pricing and reimbursement issues. Certain of these risks are discussed in more detail below.

Because Our Products Are Still Being Developed, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If They Are Not Available, We May Have To Take Actions Which Could Adversely Affect Your Investment.

     If adequate funds are not available, we may have to raise additional funds in a manner that may dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations, or file for bankruptcy protection in extreme circumstances. We have spent, and we expect to continue to spend, substantial funds in connection with:

     o research and development relating to our products and production technologies,

     o    expansion of our production capabilities,

     o    various human clinical trials, and

     o    protection of our intellectual property.

     Based on current spending levels, anticipated revenues, partner funding, remaining net proceeds received from our last underwritten public offering, and proceeds from our convertible senior notes issued in February of 2005, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least 2008. Any significant revenue shortfalls or increases in planned spending on development programs could shorten this period. Additional licensing arrangements or collaborations or otherwise entering into new equity or other financing arrangements could extend this period. More rapid progress of development programs could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms. As a result, we do not know when or whether:

     o    operations will generate meaningful funds,

     o    additional agreements for product development funding can be reached,

     o    strategic alliances can be negotiated, or

     o adequate additional financing will be available for us to finance our own development on acceptable terms.

     Cash balances and operating cash flow are influenced primarily by the timing and level of payments by our licensees and development partners, as well as by our operating costs.

Most Of Our Therapeutic Products Have Not Received Regulatory Approval. If These Products Do Not Receive Regulatory Approval, Neither Our Third Party Collaborators Nor We Will Be Able To Manufacture And Market Them.

     Our products cannot be manufactured and marketed in the United States and other countries without required regulatory approvals. Only one of our therapeutic products, RAPTIVA(R), has received regulatory approval. The United States government and governments of other countries extensively regulate many aspects of our products, including:

     o    testing,

     o    manufacturing,

     o    promotion and marketing, and

     o    exporting.

     In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that most of our products will be regulated by the FDA as biologics. The review of therapeutic biologic products has been transferred within the FDA from the Center for Biologics Evaluation and Research to the Center for Drug Evaluation and Research, the body that reviews drug products. Because implementation of this plan may not be complete, we do not know when or how this change will affect us. Changes in the regulatory approval policy during the development period, changes in, or the enactment of, additional regulations or statutes or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Even if the FDA or other regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product. Even for approved products such as RAPTIVA(R), the FDA may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials, and may subsequently withdraw approval based on these additional trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval. State regulations may also affect our proposed products.

     The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and, as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA will be satisfied with our or our collaborators' submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

     Our potential products will require significant additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy and expensive, often taking a number of years. As clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to sub-mit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

     o    our future filings will be delayed,

     o    our preclinical and clinical studies will be successful,

     o we will be successful in generating viable product candidates to targets,

     o    we will be able to provide necessary additional data,

     o    results of future clinical trials will justify further development, or

     o we will ultimately achieve regulatory approval for any of these products.

For example,

     o In 1996, in conjunction with Genentech, we began testing RAPTIVA(R) in patients with moderate-to-severe plaque psoriasis. In April of 2002, Genentech and we announced that a pharmacokinetic study conducted on RAPTIVA(R) comparing XOMA-produced material and Genentech-produced material did not achieve the pre-defined statistical definition of comparability, and the FDA requested that another Phase III study be completed before the filing of a Biologics License Application for RAPTIVA(R), delaying the filing beyond the previously-planned time frame of the summer of 2002. In March of 2003, we announced completion of enrollment in a Phase II study of RAPTIVA(R) in patients suffering from rheumatoid arthritis. In May of 2003, Genentech and we announced our decision to terminate Phase II testing of RAPTIVA(R) in patients suffering from rheumatoid arthritis based on an evaluation by an independent Data Safety Monitoring Board that suggested no overall net clinical benefit in patients receiving the study drug. We also completed enrollment in a Phase II study of RAPTIVA(R) as a possible treatment for patients with psoriatic arthritis. In March of 2004, we announced that the study did not reach statistical significance.

     o In December of 1992, we began human testing of our NEUPREX(R) product, a genetically engineered fragment of a particular human protein, and licensed certain worldwide rights to Baxter in January of 2000. In April of 2000, members of the FDA and representatives of XOMA and Baxter discussed results from the Phase III trial that tested NEUPREX(R) in pediatric patients with a potentially deadly bacterial infection called meningococcemia, and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time.

     o In 2003, we completed two Phase I trials of XMP.629, a BPI-derived topical peptide compound targeting acne, evaluating the safety, skin irritation and pharmacokinetics. In January of 2004, we announced the initiation of Phase II clinical testing in patients with mild-to-moderate acne. In August of 2004, we announced the results of a Phase II trial with XMP.629 gel. The results were inconclusive in terms of clinical benefit of XMP.629 compared with vehicle gel.

     o In November of 2004, in conjunction with Alexion, we determined that the lead molecule in our TPO mimetic collaboration did not meet the criteria established in the program for continued development. The companies are evaluating next steps for the collaboration, including a potential alternative TPO mimetic compound for development.

     Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Because All Of Our Products Are Still Being Developed, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future.

     We have experienced significant losses and, as of December 31, 2004, we had an accumulated deficit of $678.5 million.

     For the year ended December 31, 2004, we had a net loss of approximately $78.9 million, or $0.93 per common share (basic and diluted). For the year ended December 31, 2003, we had a net loss of approximately $58.7 million, or $0.78 per share (basic and diluted). We expect to incur additional losses in the future.

     Our ability to achieve profitability is dependent in large part on the success of our development programs, obtaining regulatory approval for our products and entering into new agreements for product development, manufacturing and commercialization, all of which are uncertain. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. Because all of our products are still being developed, we do not know whether we will ever achieve sustained profitability or whether cash flow from future operations will be sufficient to meet our needs.

Our Agreements With Third Parties, Many Of Which Are Significant To Our Business, Expose Us To Numerous Risks

     Our financial resources and our marketing experience and expertise are limited. Consequently, our ability to successfully develop products depends, to a large extent, upon securing the financial resources and/or marketing capabilities of third parties.

     o In April of 1996, we entered into an agreement with Genentech whereby we agreed to co-develop Genentech's humanized monoclonal antibody product RAPTIVA(R). In April of 1999, March of 2003, and January of 2005, the companies amended the agreement. In October of 2003, RAPTIVA(R) was approved by the FDA for the treatment of adults with chronic moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy, and, in September of 2004, Serono announced the product's approval in the European Union. In January of 2005, we entered into a restructuring of our collaboration agreement with Genentech which ended our existing cost and profit sharing arrangement related to RAPTIVA(R) in the U.S. and entitles us to a royalty interest on worldwide net sales.

     o In November of 2001, we entered into a collaboration with Millennium to develop two of Millennium's products for certain vascular inflammation indications. In October of 2003, we announced that we had discontinued one of these products, MLN2201. In December of 2003, we announced the initiation of Phase I testing on the other product, MLN2222.

     o In December of 2003, we agreed to collaborate with Alexion for the development and commercialization of an antibody to treat chemotherapy-induced thrombocytopenia. The TPO mimetic antibody was designed to mimic the activity of human thrombopoietin, a naturally occurring protein responsible for platelet production.

     o In March of 2004, we announced we had agreed to collaborate with Chiron for the development and commercialization of antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates. In April of 2005, we announced the initiation of clinical testing of the first product candidate out of the collaboration, CHIR-12.12, an anti-CD40 antibody.

     o In September of 2004, we entered into a collaboration with Aphton for the treatment of gastrointestinal and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies.

     o In October of 2004, we announced the licensing of our ING-1 product to Triton for use with their TNT(TM) System.

     o In November of 2004, we announced the licensing of our BPI product platform, including our NEUPREX(R) product, to Zephyr.

     o In March of 2005, we entered into a contract with the National Institute of Allergy and Infectious Diseases ("NIAID"), a part of the National Institutes of Health, to produce three botulinum neurotoxin monoclonal antibodies designed to protect U.S. citizens against the harmful effects of biological agents used in bioterrorism.

     Because our collaborators and licensees are independent third parties, they may be subject to different risks than we are and have significant discretion in determining the efforts and resources they will apply. If these collaborators and licensees do not successfully develop and market our products, we may not be able to do so on our own. We do not know whether Genentech, Millennium, Alexion, Chiron, Aphton, Triton or Zephyr will successfully develop and market any of the products that are or may become the subject of one of our collaboration or licensing arrangements. In particular, each of these arrangements provides for either sharing of collaboration expenses, which means that not only we but our collaborators must have sufficient available funds for the collaborations to continue, or funding solely by our collaborators or licensees. In addition, our collaboration with Chiron provides for funding by it in the form of periodic loans, and we cannot be certain that Chiron will have the necessary funds available when these loans are to be made. Furthermore, our contract with NIAID contains numerous standard terms and conditions provided for in the applicable federal acquisition regulations and customary in many government contracts. Uncertainty exists as to whether we will be able to comply with these terms and conditions in a timely manner, if at all. In addition, given that this contract is our first with NIAID or any other governmental agency, we are uncertain as to the extent of NIAID's demands and the flexibility that will be granted to us in meeting those demands.

     Even when we have a collaborative relationship, other circumstances may prevent it from resulting in successful development of marketable products.

     o In January of 2000, we licensed the worldwide rights to all pharmaceutical compositions containing a particular human protein for treatment of meningococcemia and additional potential future human clinical indications to Baxter. In July of 2003, this arrangement was terminated, and the rights returned to us.

     o In January of 2001, we entered into a strategic process development and manufacturing alliance with Onyx to scale-up production to commercial volume of one of Onyx's cancer products. In June of 2003, Onyx notified us that it was discontinuing development of the product and terminating the agreement so that it could focus on another of its anticancer compounds.

     Although we continue to evaluate additional strategic alliances and potential partnerships, we do not know whether or when any such alliances or partnerships will be entered into.


Certain Of Our Technologies Are Relatively New And Are In-Licensed From Third Parties, So Our Capabilities Using Them Are Unproven And Subject To Additional Risks.

     Primarily as a result of our bacterial cell expression licensing program, we have access to numerous phage display technologies licensed to us by other parties. However, we have had access to these technologies for a relatively short time and, to varying degrees, are still dependent on the licensing parties for training and technical support for these technologies. In addition, our use of these technologies is limited by certain contractual provisions in the licenses relating to them and, although we have obtained numerous licenses, intellectual property rights in the area of phage display are particularly complex. We cannot be certain that these restrictions or the rights of others will not impede our ability to utilize these technologies.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Common Shares.

     As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From January 1, 2004 through April 27, 2005, our share price has ranged from a high of $7.71 to a low of $0.98. On April 27, 2005, the last reported sale price of the common shares as reported on the Nasdaq National Market was $1.23 per share. Factors contributing to such volatility include, but are not limited to:

     o    sales and estimated or forecasted sales of products,

     o    results of preclinical studies and clinical trials,

     o    information relating to the safety or efficacy of our products,

     o    developments regarding regulatory filings,

     o    announcements of new collaborations,

     o    failure to enter into collaborations,

     o    developments in existing collaborations,

     o    our funding requirements and the terms of our financing arrangements,

     o announcements of technological innovations or new indications for our therapeutic products,

     o    government regulations,

     o    developments in patent or other proprietary rights,

     o    the number of shares outstanding,

     o    the number of shares trading on an average trading day,

     o announcements regarding other participants in the biotechnology and pharmaceutical industries, and

     o    market speculation regarding any of the foregoing.

We Or Our Third Party Collaborators Or Licensees May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand.

     Genentech is responsible for manufacturing or arranging for the manufacturing of commercial quantities of RAPTIVA(R). Should Genentech have difficulty in providing manufacturing capacity to produce RAPTIVA(R) in sufficient quantities, we do not know whether they will be able to meet market demand. If any of our other products are approved, because we have never commercially introduced any pharmaceutical products, we do not know whether the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we or our third party collaborators or licensees need additional manufacturing facilities to meet market demand, we cannot predict that we will successfully obtain those facilities because we do not know whether they will be available on acceptable terms. In addition, any manufacturing facilities acquired or used to meet market demand must meet the FDA's quality assurance guidelines.

We Do Not Know Whether There Will Be A Viable Market For RAPTIVA(R) Or Our Other Products.

     Even though Genentech and we received FDA approval in October of 2003 to market RAPTIVA(R) and even if we receive regulatory approval for our other products, our products may not be accepted in the marketplace. For example, physicians and/or patients may not accept a product for a particular indication because it has been biologically derived (and not discovered and developed by more traditional means) or if no biologically derived products are currently in widespread use in that indication. Similarly, physicians may not accept RAPTIVA(R) if they believe other products to be more effective or are more comfortable prescribing other products. Consequently, we do not know if physicians or patients will adopt or use our products for their approved indications.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete.

     Developments by others may render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

     o    significantly greater financial resources,

     o    larger research and development and marketing staffs,

     o    larger production facilities,

     o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities, or

     o    extensive experience in preclinical testing and human clinical trials.

     These factors may enable others to develop products and processes competitive with or superior to our own or those of our collaborators. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

     Furthermore, positive or negative developments in connection with a potentially competing product may have an adverse impact on our ability to raise additional funding on acceptable terms. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our product will fail, then investors may choose not to invest in us on terms we would accept or at all.

     Without limiting the foregoing, we are aware that:

     o In April of 2004, Amgen Inc. and its partner Wyeth Pharmaceuticals, a division of Wyeth, announced that their rheumatoid arthritis and psoriatic arthritis drug, Enbrel(R), had been approved by the FDA for the same psoriasis indication as RAPTIVA(R) and in September of 2004 they announced that the product received approval in the European Union in this same indication;

     o Biogen Idec Inc. has been marketing Amevive(R) in the U.S. to treat the same psoriasis indication as RAPTIVA(R) and announced in October of 2004 that it had received approval in Canada;

     o Biogen Idec and Fumapharm AG have taken their psoriasis-treating pill, BG-12, through a Phase III trial in Germany in which, according to the companies, the product significantly reduced psoriasis symptoms in patients;

     o Centocor, Inc., a unit of Johnson & Johnson, has announced that it has tested its rheumatoid arthritis and Crohn's disease drug, Remicade(R), in psoriasis showing clinical benefits and that the European Commission has granted approval of Remicade(R), in combination with methotrexate, to treat psoriatic arthritis, in the European Union;

     o Abbott Laboratories has presented data from a Phase II psoriasis trial showing clinical benefits of its rheumatoid arthritis drug Humira(TM);

     o Isotechnika has begun a Canadian Phase III trial of ISA247, a trans-isomer of a cyclosporine analog, in 400 patients with moderate to severe psoriasis; and

     o other companies are developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

     It is possible that other companies may be developing other products based on the same human protein as our NEUPREX(R) product, and these products may prove to be more effective than NEUPREX(R).

     Amgen is developing AMG 531, a recombinant protein, for the treatment of immune thrombocytopenic purpura. This condition is related to thrombocytopenia, the indication that is the subject of our collaboration with Alexion. AMG 531 has completed Phase I and II studies.

     There are at least two competitors developing a complement inhibitor which may compete with MLN2222. Alexion and its partner Proctor & Gamble have initiated enrollment in a second Phase III trial of pexelizumab, a monoclonal antibody. This study is expected to enroll approximately 4,000 patients undergoing coronary artery bypass graft surgery. TP10 is a complement inhibitor developed by AVANT Immunotherapeutics, Inc. for applications including the limitation of complement-mediated damage following surgery on cardiopulmonary bypass. AVANT anticipates completing enrollment in the Phase IIb study in 200-300 women undergoing cardiac bypass surgery as soon as possible. AVANT is also working closely with its partner, Lonza Biologics plc, to complete process development and scale-up efforts in preparation for the production of Phase III clinical materials and the start of that trial by year-end 2005.

     Currently, there are at least two companies developing topical peptide treatments for acne which may compete with XMP.629. Migenix Inc., formerly Micrologix Biotech, Inc., is developing MBI 594AN, a topical peptide that has completed a Phase IIB trial for the treatment of acne, and Helix Biomedix, Inc. is developing several peptide compounds.

     In collaboration with Chiron, we are co-developing the monoclonal antibody target CD40, and, at the current time, there are several CD40 related programs under development, mostly focused on the development of CD40 ligand products. For example, SGN-40 is a humanized monoclonal antibody under development by Seattle Genetics, Inc. which is targeting CD40 antigen. SGN-40 is currently in Phase I studies in multiple myeloma and non-Hodgkin's lymphoma, with an additional Phase I study in chronic lymphocytic leukemia to begin in 2005. Another example is 5d12, an anti-CD40 antibody under development by Tanox, Inc. for Crohn's disease. Chiron licensed the antibody to Tanox, Inc. in 1995 and retains some commercialization and technology rights.

Even If We Or Our Third Party Collaborators Or Licensees Bring Products To Market, We May Be Unable To Effectively Price Our Products Or Obtain Adequate Reimbursement For Sales Of Our Products, Which Would Prevent Our Products From Becoming Profitable.

     If we or our third party collaborators or licensees succeed in bringing our product candidates to the market, they may not be considered cost-effective, and reimbursement to the patient may not be available or may not be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the patient from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

If Our And Our Partners' Patent Protection For Our Principal Products And Processes Is Not Enforceable, We May Not Realize Our Profit Potential.

     Because of the length of time and the expense associated with bringing new products to the marketplace, we and our partners hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and historical legal standards surrounding questions of validity may not continue to be applied, and current defenses as to issued biotechnology patents may not in fact be considered substantial in the future. These factors have contributed to uncertainty as to:

     o the degree and range of protection any patents will afford against competitors with similar technologies,

     o    if and when patents will issue,

     o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications, or

     o the extent to which we will be successful in avoiding infringement of any patents granted to others.

     The Patent Office has issued approximately 76 patents to us related to our products based on human bactericidal permeability-increasing protein, which we call BPI, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals, Inc. These patents and licenses are now licensed and sublicensed to Zephyr. The Patent Office has also issued nine patents to us related to our bacterial expression technology.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology or we may become involved in litigation to determine the proprietary rights of others. These licenses, if required, may not be available on acceptable terms, and any such litigation may be costly and may have other adverse effects on our business, such as inhibiting our ability to compete in the marketplace and absorbing significant management time.

     Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may not be honored or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

Protecting Our Intellectual Property Can Be Costly And Expose Us To Risks Of Counterclaims Against Us.

     We may be required to engage in litigation or other proceedings to protect our intellectual property. The cost to us of this litigation, even if resolved in our favor, could be substantial. Such litigation could also divert management's attention and resources. In addition, if this litigation is resolved against us, our patents may be declared invalid, and we could be held liable for significant damages. In addition, if the litigation included a claim of infringement by us of another party's patent that was resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing products, processes or services unless we obtain a license from the other party.

The Financial Terms Of Future Collaborative or Licensing Arrangements Could Result In Dilution Of Our Share Value.

     Funding from collaboration partners and others has in the past and may in the future involve purchases of our shares. Because we do not currently have any such arrangements, we cannot be certain how the purchase price of such shares, the relevant market price or premium, if any, will be determined or when such determinations will be made. Any such arrangement could result in dilution in the value of our shares.

Because Many Of The Companies We Do Business With Are Also In The Biotechnology Sector, The Volatility Of That Sector Can Affect Us Indirectly As Well As Directly.

     The same factors that affect us directly because we are a biotechnology company can also adversely impact us indirectly by affecting the ability of our collaborators, partners and others we do business with to meet their obligations to us or our ability to realize the value of the consideration provided to us by these other companies.

     For example, in connection with our licensing transactions relating to our bacterial expression technology, we have in the past and may in the future agree to accept equity securities of the licensee in payment of license fees. The future value of these or any other shares we receive is subject both to market risks affecting our ability to realize the value of these shares and more generally to the business and other risks to which the issuer of these shares may be subject.

As We Do More Business Internationally, We Will Be Subject To Additional Political, Economic And Regulatory Uncertainties.

     We may not be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could put us at a competitive disadvantage or make it uneconomical to proceed with a product's development. International operations may be limited or disrupted by:

     o    imposition of government controls,

     o    export license requirements,

     o    political or economic instability,

     o    trade restrictions,

     o    changes in tariffs,

     o    restrictions on repatriating profits,

     o    exchange rate fluctuations,

     o    withholding and other taxation, and

     o    difficulties in staffing and managing international operations.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives.

     Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel. Our research, product development and business efforts could be adversely affected by the loss of one or more key members of our scientific or management staff, particularly our executive officers: John L. Castello, our Chairman of the Board, President and Chief Executive Officer; Patrick J. Scannon, M.D., Ph.D., our Senior Vice President and Chief Scientific and Medical Officer; Peter B. Davis, our Vice President, Finance and Chief Financial Officer; and Christopher J. Margolin, our Vice President, General Counsel and Secretary. We have employment agreements with each of these executive officers. We currently have no key person insurance on any of our employees.

We Are Exposed To An Increased Risk Of Product Liability Claims.

     The testing, marketing and sales of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our development and manufacturing activities; however, in the event of one or more large, unforeseen awards, such levels may not provide adequate coverage. A significant product liability claim for which we were not covered by insurance would have to be paid from cash or other assets. To the extent we have sufficient insurance coverage, such a claim would result in higher subsequent insurance rates.

We May Be Subject To Increased Risks Because We Are A Bermuda Company.

Alleged abuses by certain companies that have changed their legal domicile from jurisdictions within the United States to Bermuda have created an environment where, notwithstanding that we changed our legal domicile in a transaction that was approved by our shareholders and fully taxable to our company under U.S. law, we may be exposed to various prejudicial actions, including:

     o    "blacklisting" of our common shares by certain pension funds;

     o    legislation restricting certain types of transactions; and

     o    punitive tax legislation.

     We do not know whether any of these things will happen, but if implemented one or more of them may have an adverse impact on our future operations or our share price.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity.

     We are a Bermuda company. All or a substantial portion of our assets, including substantially all of our intellectual property, may be located outside the United States. As a result, it may be difficult for shareholders and others to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. Uncertainty exists as to whether Bermuda courts would enforce judgments of United States courts obtained in actions against XOMA or our directors and officers that are predicated upon the civil liability provisions of the U.S. securities laws or entertain original actions brought in Bermuda against XOMA or such persons predicated upon the U.S. securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders And May Insulate Our Management From Removal.

     In February of 2003, we adopted a new shareholder rights agreement (to replace the shareholder rights agreement that had expired), which could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

Our bye-laws:

     o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

     o authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

     o contain provisions, similar to those contained in the Delaware General Corporation Law that may make business combinations with interested shareholders more difficult.

     These provisions of our shareholders rights agreement and our bye-laws, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, could limit the ability of shareholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

Risks related to the notes

The notes are effectively subordinated to any secured debt we may incur in the future and structurally subordinated to any liabilities of our subsidiaries.

     The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to any existing secured debt and any secured debt that we may incur in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. In addition, the notes are structurally subordinated to any existing and future liabilities of our subsidiaries. As of December 31, 2004, after giving effect to the restructuring of our collaboration with Genentech, our subsidiaries had approximately $0.4 million of indebtedness (consisting of capital lease obligations and notes payable) recorded on their balance sheets. In connection with our collaboration with Chiron, Chiron has extended a line of credit to our U.S. subsidiary for $50 million to fund up to 75% of our expenses thereunder, which is currently undrawn. This line of credit is secured by a pledge of our interest in the collaboration. Once drawn, the indebtedness owed to Chiron is structurally senior to the indebtedness evidenced by the notes and effectively senior to such indebtedness to the extent of the assets securing the line of credit.

An active trading market for the notes may not develop.

     The notes are a recent issue of securities with no established trading market and will not be listed on any securities exchange. Although the notes have been designated for trading in the PORTAL market, there can be no assurance that an active trading market for the notes will develop or be sustained. If such a market were to develop, the notes could trade at prices that may be higher or lower than their offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. There can be no assurance that the future market for the notes will not be subject to volatility. Accordingly, no assurance can be given as to the liquidity of the notes.

We expect that the trading value of the notes will be significantly affected by the price of our common shares and other factors.

     The market price of the notes is expected to be significantly affected by the market price of our common shares. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities.

After giving effect to the issuance of the notes, our level of leverage and debt service obligations could adversely affect our financial condition and prevent us from fulfilling our obligations to you under the notes.

     As of December 31, 2004, after giving effect to the restructuring of our collaboration with Genentech and the issuance of the notes and assuming they had occurred on that date, we (including our subsidiaries) would have had approximately $60.0 million of indebtedness outstanding. We may not be able to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We and our subsidiaries may also incur additional debt that may be secured. In connection with our collaboration with Chiron, Chiron has extended a line of credit to us (through our U.S. subsidiary) for $50 million to fund up to 75% of our expenses thereunder, which is currently undrawn. This line of credit is secured by a pledge of our interest in the collaboration.

     Our level of debt and debt service obligations could have important effects on your investment in the notes. These effects may include:

     o making it more difficult for us to satisfy our obligations to you with respect to the notes and our obligations to other persons with respect to our other debt;

     o limiting our ability to obtain additional financing or renew existing financing at maturity on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements;

     o increasing our vulnerability to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged;

     o increasing our exposure to rising interest rates to the extent any of our borrowings are at variable interest rates;

     o reducing the availability of our cash flow to fund our working capital requirements, capital expenditures, acquisitions, investments and other general corporate requirements because we will be required to use a substantial portion of our cash flow to service debt obligations; and

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

     Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing debt. If we are unable to service our debt and fund our business, we may be forced to reduce or delay capital expenditures, seek additional debt financing or equity capital, restructure or refinance our debt or sell assets. We cannot assure you that we would be able to obtain additional financing, refinance existing debt or sell assets on satisfactory terms or at all.

Our cash flow and consequent ability to meet our debt obligations depends in part on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries.

     Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. In addition, substantially all of our operating revenues are earned by and held in our subsidiaries, and substantially all of our material operating agreements have been entered into by our subsidiaries. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary.

If you hold notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to any changes made with respect to our common shares.

     If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will only be entitled to rights on the common shares if and when we deliver common shares to you in connection with conversion of your notes. For example, in the event that an amendment is proposed to our memorandum of continuance or bye-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to you of the common shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

We may not have the ability to raise the funds necessary to repurchase the notes upon a fundamental change as required by the indenture governing the notes.

     Following a fundamental change as described under "Description of notes--Fundamental change permits purchase of notes at the option of the holder," holders of notes may require us to repurchase their notes for cash. A fundamental change may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then-existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes tendered by holders for repurchase upon a fundamental change. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We may issue additional equity securities and thereby materially and adversely affect the price of our common shares.

     We are not restricted from issuing additional equity securities during the life of the notes. We are authorized to issue, without shareholder approval, 1,000,000 preference shares, of which 2,959 were outstanding as of April 27, 2005, which may give other shareholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common shares. In addition, we are authorized to issue, without shareholder approval, up to 135,000,000 common shares, of which 86,252,640 were outstanding as of April 27, 2005. We intend to propose that our shareholders approve, at the annual general meeting scheduled for May 19, 2005, an amendment to our memorandum of continuance to increase our authorized common shares to 210,000,000. If we issue additional equity securities, the price of our common shares and, in turn, the price of the notes may be materially and adversely affected.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     We are subject to the information requirements of the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Web site at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     We "incorporate by reference" in this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in a document incorporated by reference in this prospectus shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus.

     We incorporate by reference the documents listed below and any documents to the extent filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of the offering made under this prospectus:

     o our annual report on Form 10-K for the fiscal year ended December 31, 2004;

     o our current report on Form 8-K/A filed January 13, 2005 as amended by amendment on Form 8-K/A filed January 21, 2005 (file no. 0-14710);

     o    our current report on Form 8-K filed January 31, 2005 (file no.
          0-14710);

     o    our current report on Form 8-K filed February 2, 2005 (file no.
          0-14710);

     o    our current report on Form 8-K filed February 8, 2005 (file no.
          0-14710);

     o    our current report on Form 8-K filed February 28, 2005 (file no.
          0-14710);

     o    our current report on Form 8-K filed March 9, 2005 (file no. 0-14710);

     o    our current report on Form 8-K filed March 11, 2005 (file no.
          0-14710);

     o    our current report on Form 8-K filed March 30, 2005 (file no.
          0-14710); and

     o our definitive proxy statement filed with the SEC for our annual meeting of shareholders filed on April 13, 2005.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to XOMA Ltd., Attention: Secretary, 2910 Seventh Street, Berkeley, California 94710, Telephone: (510) 204-7200.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus are forward-looking in nature, including those relating to our potential for profitability, future sales of RAPTIVA(R), the sufficiency of our cash resources, as well as other statements related to current plans for product development and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods and other statements that are not historical facts. The words "believe," "plan," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others: our ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA(R), our ability to effectively anticipate and manage our expenditures and the availability of capital market and other financing; the sales efforts for RAPTIVA(R) may not be successful if Genentech, Inc. or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if remaining regulatory approvals are not obtained; and the period for which our cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated, if anticipated revenues or cost sharing arrangements do not materialize, or if funds are not otherwise available on acceptable terms. These and other risks, including those related to the results of preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; competition; market demand for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; our financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with our status as a Bermuda company are described in more detail in "Risk factors." We undertake no obligation to update any forward-looking statements, regardless of any new information, future events, actual results or other occurrences, except to the extent required by law. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

     Our common shares trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of our common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

                                                    High                 Low
                                                    ----                 ---

         2003:
                      First Quarter              $    4.60           $    2.84
                      Second Quarter             $    8.00           $    3.79
                      Third Quarter              $   10.70           $    5.04
                      Fourth Quarter             $    8.25           $    5.85
         2004:
                      First Quarter              $    7.71           $    4.24
                      Second Quarter             $    5.51           $    3.75
                      Third Quarter              $    4.67           $    1.94
                      Fourth Quarter             $    3.02           $    1.86
         2005:
                      First Quarter              $    2.74           $    1.02
                      Second Quarter
                      (through April 27)         $    1.68           $    0.98

     On April 27, 2005, the last reported sale price of our common shares as reported on the Nasdaq National Market was $1.23 per share. As of April 27, 2005, there were approximately 2,930 record holders of our common shares, one of which is Cede & Co., a nominee for Depository Trust Company ("DTC"). All of the common shares held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one shareholder.

     We have not paid dividends on our common shares. We currently do not intend to pay dividends and intends to retain any earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on our common shares will necessarily be dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for each of the last five years.



                                                                                  Year ended December 31
--------------------------------------------------------------------------------------------------------------------
                                              2004           2003            2002           2001          2000
------------------------------------------- --------------- ------------ ------------- --------------- -------------

Ratio of earnings to fixed charges            N/A(1)        N/A(1)            N/A(1)        N/A(1)       N/A(1)


(1) Earnings were insufficient to cover fixed charges by $78.9 million, $58.7 million, $33.2 million, $28.0 million and $29.5 million for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. For these purposes, earnings are defined as income before income taxes and fixed charges and fixed charges are defined as interest expense and the portion of rental expense which is deemed to represent interest.

                                 USE OF PROCEEDS

     We have used and intend to continue to use the net proceeds from our sale of the notes to the selling securityholders for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses.

     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from the issuance of the notes. Pending application of the net proceeds as described above, we intend to invest the net proceeds of our sale of the notes to the selling securityholders in short-term, investment-grade, interest-bearing securities.

     We will not receive any proceeds from the resale of the notes or the common shares offered by this prospectus. To the extent common shares are issued upon conversion of the notes, we will benefit from the resulting cancellation of indebtedness.

                            DESCRIPTION OF THE NOTES

     The notes were issued under an indenture between us and Wells Fargo Bank, National Association, as trustee, dated February 7, 2005. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. As used in this section, the words "we," "us," "our" and "XOMA" refer to XOMA Ltd. and not our subsidiaries.

     The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement. You may request a copy of any of the foregoing documents from the trustee.

General

     The notes are our general unsecured and unsubordinated obligations and are convertible into our common shares as described under "--Conversion rights" below. The notes are initially limited to $60 million aggregate principal amount and will mature on February 1, 2012, unless earlier repurchased by us at our option beginning on February 6, 2008 or at the option of the holder upon the occurrence of a fundamental change (as defined below).

     The notes bear interest from February 7, 2005 at the rate of 6.50 percent per year. Interest is payable semiannually on February 1 and August 1 of each year beginning August 1, 2005, to holders of record at the close of business on the preceding January 15 and July 15, respectively. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5.0 million will be paid by wire transfer in immediately available funds at the election of such holder. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us.

     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See "--Form, denomination and registration" below.

     We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes under the indenture in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby, provided that such additional notes must be part of the same issue as the notes offered hereby for United States federal income tax purposes. The notes offered by this prospectus and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture.

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a fundamental change of XOMA except to the extent described under "--Fundamental change permits purchase of notes at the option of the holder" below.

Conversion rights

     The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common shares, initially convertible at a conversion rate of
533.4756 of our common shares per $1,000 principal amount of notes, which is equal to an initial conversion price of approximately $1.87 per share.

     The conversion rate is subject to adjustment upon the occurrence of those events described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. If we call notes for redemption, you may convert the notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common shares. Our delivery to the holder of the full number of our common shares into which a note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under "--Make-whole."

     If notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of notes so converted. We are not required to issue fractional common shares upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common shares on the last trading day before the date of the conversion.

     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common shares for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common shares in a name other than the holder of the note. Certificates representing common shares will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successor provision), the common shares issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

Ranking

     The notes are our unsecured and unsubordinated obligations. The notes rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness. As of December 31, 2004, after giving effect to the restructuring of our collaboration with Genentech, we had no outstanding debt. In addition, the notes are structurally subordinated to all existing and future liabilities of our subsidiaries. XOMA's cash flow and consequent ability to meet its debt obligations depends in part on the earnings of its subsidiaries, and on dividends and other payments from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of XOMA's subsidiaries, could limit its ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that XOMA is recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary. As of December 31, 2004, after giving effect to the restructuring of our collaboration with Genentech, our subsidiaries had liabilities for capital leases and notes payable of approximately $0.4 million.

Optional redemption by us

     Prior to February 6, 2008, the notes will not be redeemable at our option. Beginning on February 6, 2008, we may redeem the notes in whole or in part for cash at any time at a redemption price equal to 100 percent of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date, if the closing price of the common shares has exceeded 150 percent of the conversion price then in effect for at least 20 trading days in any consecutive 30 trading day period.

     In addition, if on any interest payment date occurring after February 6, 2008, the aggregate principal amount of the notes outstanding is less than 15 percent of the aggregate principal amount of notes outstanding at issuance, we may redeem the notes, in whole but not in part, at a redemption price equal to 100 percent of the prin-cipal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date.

     The "conversion price" as of any day will equal $1,000 divided by the conversion rate. If we redeem the notes, we will make an additional payment equal to the total value of the aggregate amount of the interest otherwise payable on the notes from the last day through which interest was paid on the notes through the date of redemption. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notice.

     If we redeem the notes, we will pay accrued and unpaid interest and liquidated damages, if any, on all notes called for redemption, including notes converted after the date we mailed the notice.

     We will give at least 20 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amount of $1,000 or in whole multiples thereof, by lot or on a pro rata basis or by another method that the trustee considers fair and appropriate. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Make-whole

     If and only to the extent you elect to convert your notes in connection with a transaction described under the second bullet point of the change of control definition as described below under "--Fundamental change permits purchase of notes at the option of the holder" that occurs on or prior to February 1, 2012, pursuant to which 5 percent or more of the consideration for our common shares (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the "additional shares") as described below.

     The number of additional shares will be determined by reference to the table below, based on the date on which such change of control transaction becomes effective (the "effective date") and the price paid per share for our common shares in such fundamental change transaction (the "share price"). If holders of our common shares receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing prices of our common shares on the five trading days prior to but not including the effective date of such fundamental change transaction.

     The additional shares will be delivered to holders who elect to convert their notes on the later of (1) the fifth business day following the effective date and (2) the third business day following the final day of the cash settlement averaging period.

     The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under "--Adjustments to conversion rate." The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under "Adjustments to conversion rate."

     The following table sets forth the hypothetical share price and number of additional shares to be issuable per $1,000 principal amount of notes:


----------------- -------- ------- ------- ------- ------- ------- ------- ------- ------- -------- ------- -------
                    $1.63   $1.75   $2.25   $2.75   $3.25   $3.75   $4.25   $4.75   $5.25   $5.75    $6.25   $6.75
----------------- -------- ------- ------- ------- ------- ------- ------- ------- ------- -------- ------- -------
Effective Date
February 1, 2005    50.00    50.00  50.00   50.00   50.00   20.89   16.56   13.25   10.65    8.58     6.90    0.00
February 1, 2006    50.00    50.00  50.00   50.00   21.09   16.47   13.15   10.61    8.61    7.00     5.67    0.00
February 1, 2007    50.00    50.00  50.00   18.07   12.78    9.81    7.85    6.41    5.28    4.35     3.58    0.00
February 1, 2008    50.00    50.00  18.02    1.72    0.00    0.00    0.00    0.00    0.00    0.00     0.00    0.00
February 1, 2009    50.00    50.00  16.87    0.87    0.00    0.00    0.00    0.00    0.00    0.00     0.00    0.00
February 1, 2010    50.00    50.00  16.32    0.60    0.00    0.00    0.00    0.00    0.00    0.00     0.00    0.00
February 1, 2011    50.00    50.00  14.03    0.52    0.00    0.00    0.00    0.00    0.00    0.00     0.00    0.00
February 1, 2012     0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00     0.00    0.00
----------------- -------- ------- ------- ------- ------- ------- ------- ------- ------- -------- ------- -------


     The exact share prices and effective dates may not be set forth in the table above, in which case:

     o If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

     o If the share price is in excess of $6.75 per share (subject to adjustment), no additional shares will be issuable upon conversion.

     o If the share price is less than the share price on the date of issuance (subject to adjustment), no additional shares will be issuable upon conversion.

     Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion per $1,000 principal amount of notes exceed 583.4756, subject to adjustments in the same manner as the conversion rate as set forth under "--Adjustments to conversion rate."

     Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion after a public acquirer change of control

     Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of paying a make-whole premium as described in "--Make-whole" above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of the conditions to conversion described under "--Conversion rights") into a number of shares of public acquirer common shares (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

     o the numerator of which will be (i) in the case of a consolidation, amalgamation, merger or binding share exchange, pursuant to which our common shares are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of our common shares or (ii) in the case of any other public acquirer change of control, the average of the last reported sale price of our common shares for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

     o the denominator of which will be the average of the last reported sale prices of the public acquirer common shares for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

     A "public acquirer change of control" means any event constituting a "change of control" that would otherwise obligate us to pay a make-whole premium as described above under "--Make-whole" and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer or of which the acquirer is a directly or indirectly wholly-owned subsidiary) has a class of common shares traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such event (the "public acquirer common shares").

     After the adjustment of the conversion rate in connection with a public acquirer change of control, the conversion rate will be subject to further similar adjustments in the event that any of the events described in "--Conversion rights" above occur thereafter.

     Upon a public acquirer change of control, if we so elect, holders may convert their notes at the adjusted conversion rate described in the third preceding paragraph but will not be entitled to the make-whole premium described under "--Make-whole." We are required to notify holders of our election in our notice to holders of such transaction. As described under "--Conversion rights," holders may convert their notes upon a public acquirer change of control during the period specified therein. In addition, the holder can also, subject to certain conditions, require us to repurchase all or a portion of its notes as described under "--Fundamental change permits purchase of notes at the option of the holder" below.

Adjustments to conversion rate

     The initial conversion rate will be adjusted for certain events, including:

     o the issuance of XOMA common shares as a dividend, bonus issue or other distribution on XOMA common shares and certain subdivisions and consolidations of XOMA common shares;

     o the issuance to all holders of XOMA common shares of certain rights or warrants entitling them for a period of not more than 45 days to purchase XOMA common shares at less than the market price of XOMA common shares on the trading day immediately preceding the time of announcement of such issuance;

     o the dividend, bonus issue or other distribution to all holders of XOMA common shares of shares of XOMA's share capital (other than common shares), evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to above, (B) dividends, bonus issue and other distributions in connection with a reclassification, amalgamation, consolidation, statutory share exchange, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash);

     o dividends or other distributions consisting exclusively of cash to all holders of XOMA common shares; and

     o the purchase of XOMA common shares pursuant to a tender offer or exchange offer made by XOMA or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender offer by XOMA or any of its subsidiaries for XOMA common shares expiring within the 12 months preceding the expiration of such tender offer for which no adjustment has been made, exceeds the last reported sale price of our common shares on the trading day next succeeding the last date on which tenders or exchanges may be made.

     No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

Except as stated above, the conversion rate will not be adjusted for the issuance of our common shares or any securities convertible into or exchangeable for our common shares or carrying the right to purchase any of the foregoing. We will not make any adjustment if holders of notes are entitled to participate in the transactions described above.

     In the case of:

     o any reclassification or change of XOMA common shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or consolidation) or

     o an amalgamation, consolidation, statutory share exchange, merger or combination involving XOMA or

     o a sale or conveyance to another corporation of all or substantially all of XOMA's property and assets,

in each case as a result of which holders of XOMA common shares are entitled to receive shares, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for XOMA common shares, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of shares, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, amalgamation, consolidation, merger, combination, sale or conveyance had such notes been converted into XOMA common shares immediately prior to such reclassification, amalgamation, consolidation, merger, combination, sale or conveyance (subject to our right to elect to adjust the conversion rate and the related conversion obligation as set forth in "--Conversion after a public acquirer change of control").

     We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     If a taxable distribution to holders of XOMA common shares or other transaction occurs which results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common shares. See the section of this prospectus entitled "Material United States federal tax consequences."

     Subject to applicable Nasdaq Marketplace rules regarding shareholder approval, we may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of XOMA common shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes.

     Holders of the notes will receive, upon conversion of the notes, in addition to our common shares, the rights under our existing rights plan or, if we amend our rights plan or adopt a new rights plan while notes remain outstanding, the rights under that rights plan as so amended or replaced unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common shares, in which case the applicable conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common shares, evidences of indebtedness or assets described in the third bullet point of the first paragraph of this section, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

Fundamental change permits purchase of notes at the option of the holder

     If a fundamental change (as defined below) occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of a fundamental change at a repurchase price equal to 100 percent of the aggregate principal amount of the notes to be repurchased, together with interest and liquidated damages, if any, accrued and unpaid to, but excluding, the repurchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.

     Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, the occurrence of a fundamental change and of their resulting purchase right. We must also deliver a copy of our notice to the trustee.

     In order to exercise the purchase right upon a fundamental change, a holder must deliver prior to the fundamental change purchase date a fundamental change purchase notice stating among other things:

     o if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

     o the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

     o that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, a holder's fundamental change purchase notice must comply with appropriate DTC procedures.

     A holder may withdraw any fundamental change purchase notice upon a fundamental change by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

     o    the principal amount of the withdrawn notes;

     o if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

     o the principal amount, if any, of the notes which remains subject to the fundamental change purchase notice.

     In connection with any purchase offer in the event of a fundamental change, we will, if required:

     o comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

     o    file a Schedule TO or any other required schedule under the Exchange
          Act.

     Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the note.

     If the paying agent holds money sufficient to pay the fundamental change purchase price of the note on the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the funda-mental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

     A "fundamental change" will be deemed to have occurred upon a change of control or a termination in trading.

     A "change of control" will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

     o any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, amalgamation, merger or other acquisition transaction, of 50 percent or more of the total voting power of the total outstanding voting shares of XOMA other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

     o XOMA consolidates with, or amalgamates or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with or amalgamates or merges with or into XOMA, other than:

     o any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of XOMA's outstanding share capital and (B) pursuant to which holders of XOMA's share capital immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50 percent or more of the total voting power of all XOMA's share capital entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

     o any amalgamation or merger solely for the purpose of changing XOMA's jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding common shares solely into shares of common equity of the surviving or continuing entity; or

     o any transaction in which at least 95% of the consideration for the common shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) in the transaction or transactions otherwise constituting a change of control consists of shares of common equity traded on a U.S. national securities exchange or quoted on The NASDAQ National Market(R), or which will be so traded or quoted when issued or exchanged in connection with the fundamental change, and as a result of such transaction or transactions the notes become convertible solely into such shares of common equity; or

     o during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the board of directors of XOMA (together with any new directors whose election to such board of directors, or whose nomination for election by shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of XOMA then in office;

     o XOMA's shareholders pass a special resolution approving a liquidation or dissolution and no additional approvals of shareholders are required under applicable law to cause a liquidation or dissolution.

     The definition of change of control includes a phrase relating to the conveyance, transfer, lease, or other disposition of "all or substantially all" of XOMA's assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a conveyance, transfer, lease, or other disposition of less than all of XOMA's assets may be uncertain.

     A "termination in trading" will be deemed to have occurred if our common shares (or other common shares into which the notes are then convertible) are neither listed for trading on a United States national or regional securities exchange nor approved for trading on the Nasdaq National Market, Nasdaq SmallCap Market or any other established United States system of automated dissemination of quotations of securities prices.

     Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     In some circumstances, the fundamental change purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The fundamental change purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate common shares or to obtain control of us by means of an amalgamation, merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is the result of negotiations between us and the initial purchasers.

     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness that we may incur in the future.

     No notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.

Events of default

     Each of the following constitutes an event of default under the indenture:

     o our failure to pay when due the principal on any of the notes at maturity or exercise of a repurchase right or otherwise;

     o our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due;

     o failure by us to deliver our common shares, together with cash instead of fractional shares when those common shares, or cash instead of fractional shares are required to be delivered following conversion of a note, and that default continues for 10 days;

     o failure by us to give a fundamental change notice within 30 days of the occurrence of the fundamental change;

     o our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the notes then outstanding;

     o either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the notes then outstanding;

     o our failure or the failure of any of our significant subsidiaries to make any payment on a final judgment aggregating in excess of $10 million, without such judgment having been paid, discharged or stayed for a period of 60 days; and

     o    certain events of our bankruptcy, insolvency or reorganization.

     The term "significant subsidiary" means a subsidiary, including its subsidiaries, that meets any of the following conditions:

     o XOMA's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of XOMA and its subsidiaries consolidated as of the end of the most recently completed fiscal year,

     o XOMA's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of XOMA and its subsidiaries consolidated as of the end of the most recently completed fiscal year, or

     o XOMA's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of XOMA and its subsidiaries consolidated for the most recently completed fiscal year.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

     If an event of default specified in the eighth bullet point above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the eighth bullet point above (the default not having been cured or waived as provided under "--Modifications and waiver" below), the trustee or the holders of at least 25 percent in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.

     Overdue payments of interest, liquidated damages and premium, if any, and principal shall accrue interest at 7 percent.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, amalgamation, merger or assumption

     We may, without the consent of the holders of notes, consolidate or amalgamate with, merge or convert into or transfer all or substantially all of our assets to any other entity organized under the laws of Bermuda or the United States or any of its political subdivisions provided that:

     o the surviving or continuing entity remains liable for or assumes all our obligations under the indenture and the notes;

     o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     o    certain other conditions are met.

Modifications and waiver

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     o    adding to our covenants for the benefit of the holders of notes;

     o surrendering any right or power conferred upon us, including, without limitation, the right to pay the repurchase price in our common shares;

     o providing for the continuation or assumption of our obligations to the holders of notes in the case of an amalgamation, merger, consolidation, conveyance, transfer or lease;

     o increasing the conversion rate or reducing the conversion price, provided that the increase or reduction will not adversely affect the interests of holders of notes in any material respect;

     o complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     o making any changes or modification to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interest of the holders of the notes in any material respects;

     o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect; provided, however, that any change to conform the indenture to the description of the notes contained in this prospectus shall be deemed not to adversely affect the interests of the holders of the notes in any material respect;

     o    establish the forms or terms of the notes;

     o    evidence the acceptance of appointment by a successor trustee;

     o adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

     o complying with the requirements regarding amalgamation, merger or transfer of assets; or

     o providing for uncertified notes in addition to the certificated notes so long as such uncertificated notes are in registered form for the purposes of the Internal Revenue Code of 1986, as amended.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and any past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

     o change the payment date of the principal of or any installment of interest on that note (including any payment of liquidated damages or make-whole premium);

     o reduce the principal amount of, or any make-whole premium or interest on (including any payment of liquidated damages), any note;

     o    change the currency of payment of such note or interest thereon;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a fundamental change or the conversion rights of holders of the notes; or

     o reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and discharge

     We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity together with any interest payable thereon. However, we will remain obligated to issue our common shares upon conversion of the notes until such maturity as described under "--Conversion rights."

Form, denomination and registration

     The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global notes; book-entry form

     Except as provided below, the notes are evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. as DTC's nominee. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. An owner may hold its interests in a global note directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Owners may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes is considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes are not entitled to have certificates registered in their names, did not receive nor were entitled to receive physical delivery of certificates in definitive form, and are not considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes. It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants is the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your notes into our common shares pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents have any respon-sibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only in the limited circumstances set forth in the indenture.

Governing law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Concerning the trustee

     Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates has provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Transfer agent and registrar

     The transfer agent and registrar for our common shares is Mellon Investor Services LLC, and its telephone number is (800) 356-2017.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

     The following is a summary of certain material U.S. federal income tax considerations relevant to the purchase, ownership and disposition (including a conversion into common shares) of the notes and the ownership and disposition of common shares. It is not, however, a complete analysis of all the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

     This summary deals only with holders that purchase their notes or common shares for cash and hold notes or common shares as "capital assets" (generally, property held for investment). This summary does not deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or special status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker-dealers, dealers or traders in securities or currencies, certain expatriates, taxpayers subject to the alternative minimum tax, and Non-U.S. Holders, as described below, as to which income or gain with respect to the notes or common shares is effectively connected with the conduct of a trade or business in the United States. It also does not discuss notes or common shares held as part of a hedge, straddle, "synthetic security" or other integrated investment composed of a note or common shares and one or more other investments, or situations in which the functional currency of a U.S. Holder, as described below, is not the U.S. dollar. Moreover, it does not discuss the effect of any applicable state, local or foreign tax laws.

     As used herein, a "U.S. Holder" means a beneficial holder of a note or common shares that is, for U.S. federal income tax purposes: (1) a citizen or resident of the United States, (2) a domestic corporation or any other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions or (b) it has a valid election in effect to be treated as a United States person. A "Non-U.S. Holder" means a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

     The following discussion is for general information only. Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Treatment of U.S. Holders


Payment of interest

     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. Some or all of such interest will be U.S. source interest.

Market discount

     If a U.S. Holder purchases a note for an amount that is less than its "revised issue price," the amount of such difference is treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note for these purposes should be equal to its issue price.

     Under the market discount rules of the Code, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other taxable disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If a U.S. Holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value. If a U.S. Holder acquires a note with market discount and receives common shares upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when such U.S. Holder disposes of the common shares to the extent of gain recognized upon the disposition of such common shares.

     In general, market discount accrues on a ratable basis over the remaining term of the note unless a U.S. Holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis. A U.S. Holder may elect to include market discount in income currently as it accrues. An election made to include market discount in income as it accrues will apply to all debt instruments that a U.S. Holder acquires on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service.

     A U.S. Holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continued to purchase or carry a note with market discount unless such U.S. Holder has elected to include market discount in income as it accrues.

     The rules governing market discount are complex and U.S. Holders should consult their own tax advisors concerning the application of these rules.

Amortizable bond premium

     In general, if a U.S. Holder purchases a note for an amount in excess of its face amount, such excess will constitute "amortizable bond premium." In general, a U.S. Holder may elect to amortize the bond premium as an offset to interest income otherwise required to be included in income in respect of the note during taxable year using a constant-yield method over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under U.S. Treasury Regulations, the amount of amortizable bond premium that may be deducted in any accrual period is limited to the amount by which a U.S. Holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.


Constructive dividends

     The conversion price of the notes is subject to adjustment under certain circumstances. Certain adjustments (or failures to make adjustments) to the conversion price of the notes may result in a taxable constructive dividend distribution to a U.S. Holder of a note. This will occur if and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common shares), increase the proportionate interest of a U.S. Holder of a note in our earnings and profits or assets. The amount of any constructive dividend distribution will be limited to the amount of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because a constructive dividend may occur whether or not a U.S. Holder ever exercises the conversion privilege, the holder may recognize income even though the holder does not receive any cash or property as a result of the adjustment (or failure to adjust). Adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution in the interest of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

     Generally, constructive dividends in respect of the notes, if any, described above, would be taxed in the same manner as actual dividends or distributions below under "Dividends on common shares." Generally, a U.S. Holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend.


Sale, exchange or redemption of the notes

     Subject to the market discount rules discussed above and the passive foreign instrument company ("PFIC") rules discussed below, upon the sale, exchange or redemption of a note (other than a conversion of a note), a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any other property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest, which amount will be treated as interest subject to the rules discussed above under "Payment of interest") and
(2) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the U.S. Holder's purchase price for the note, increased by any market discount such U.S. Holder has previously included in income and decreased by any amortizable bond premium such U.S. Holder has taken into account with respect to the note. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. The deductibility of net capital losses is subject to limitations and long-term gain realized by individual U.S. Holders generally is subject to taxation at preferential rates.


Conversion of the notes

     The conversion of the notes into common shares will not be a taxable event, other than in respect of cash received in lieu of fractional common shares. Cash received in lieu of fractional common shares should be treated as a payment in exchange for the fractional share of common shares (rather than as a dividend). A U.S. Holder will recognize a taxable capital gain or loss in respect of such payment in an amount equal to the difference between (1) the amount of cash received in lieu of the fractional share of common shares and (2) the U.S. Holder's adjusted tax basis attributable to such fractional share.

     Following conversion, a U.S. Holder generally will have the same tax basis (reduced by the portion of tax basis allocated to any fractional shares for which cash is received) and should have the same holding period in common shares received upon conversion as the U.S. Holder had in the underlying converted notes.


Dividends on common shares

     In general (and subject to the PFIC rules discussed below), any distribution made to a U.S. Holder in respect of the common shares will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If holding period requirements are met (and assuming we are not a PFIC), dividends paid to individuals will generally qualify for the reduced maximum tax rate of 15% (through December 31, 2008) because our common shares are "readily tradable on an established securities market in the United States." Dividends paid to corporations will not qualify for the dividends-received deduction.

     To the extent that a U.S. Holder receives distributions on our common shares that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces the holder's basis in the common shares. Any distribution in excess of the holder's basis in the common shares will be treated as capital gain, long-term or short-term, depending on whether the holder's holding period exceeds one year.


Sale or exchange of common shares

     Subject to the market discount rules discussed above and the PFIC rules discussed below, upon the sale or exchange of common shares, a U.S. Holder generally will recognize U.S. source capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common shares. Such capital gain or loss will be long-term if the U.S. Holder's holding period in the common shares is more than one year at the time of the sale or exchange. A

U.S. Holder's basis and holding period in a common shares received upon conversion of a note are determined as discussed above under "Conversion of the notes."


PFIC  status

     A non-U.S. corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is "passive income" (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets. In determining whether we meet the 50% test, cash is considered a passive asset and the total value of our assets will be treated as equal to the sum of the aggregate value of our outstanding shares plus our liabilities.

     We believe that we were not a PFIC for the 2004 taxable year. However, because PFIC status depends on the composition of a company's income and assets and the fair market value of its assets (including goodwill), which may be volatile in our industry, there can be no assurance that we will not be considered a PFIC for 2005 or any subsequent year. For example, taking into account our existing cash balances and the amount of cash raised from the issuance of the notes, if the value of our shares were to materially decline, it is possible that we could become a PFIC. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our current PFIC status or anticipated future PFIC status could not be successfully challenged by the Internal Revenue Service.

     If we were found to be a PFIC for any taxable year in which a U.S. Holder held common shares (or, under Proposed Treasury Regulations that would be retroactive to 1992 if adopted, notes), certain favorable consequences described above would not apply and other adverse consequences could apply to the U.S. Holder including a recharacterization of certain capital gain as ordinary income potentially resulting in a material increase in the amount of tax that the U.S. Holder would owe, the possible imposition of interest charges, an imposition of tax earlier than would otherwise be imposed, the unavailability of the preferential 15% tax rate for dividends and additional tax form filing requirements. A U.S. Holder owning shares (or convertible debt under the Proposed Treasury Regulations) in a PFIC (or a corporation that might become a
PFIC) may be able to avoid or mitigate these adverse tax consequences by making certain elections, including "qualified electing fund" or "mark-to-market" elections, if deemed appropriate based on guidance provided by their tax advisor. However, a "qualified electing fund" election will not be available to holders of notes. U.S. Holders should consult with their tax advisors as to the applicability and effect of these elections, the advisability of making such elections and the timing requirements applicable to such elections.


Information reporting and backup withholding

     A U.S. Holder may be subject to information reporting and backup withholding tax (currently at a rate of 28%) on payments of (i) interest and principal on the notes, (ii) proceeds from the sale or other disposition (including a redemption) of the notes or the common shares and (iii) dividends on the common shares. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting and backup withholding. A U.S. Holder generally will be subject to information reporting and backup withholding if such holder is not otherwise exempt and in the case of backup withholding such holder:

     o fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

     o    furnishes an incorrect TIN,

     o is notified by the IRS that it has failed to properly report payments of interest or dividends, or

     o fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld may be credited against a holder's U.S. federal income tax liability and may entitle such holder to a refund, provided such holder timely furnishes certain information to the IRS.

Treatment of Non-U.S. Holders


Payments of interest

     Section 884(f)(1)(A) of the Code provides that any interest paid by the U.S. trade or business of a foreign corporation will be treated as if it were paid by a domestic corporation, thus subjecting such interest to a "branch interest withholding tax." Because we are engaged in a U.S. trade or business, some or all of the interest paid on the notes may be subject to the 30% branch interest withholding tax, unless the interest qualifies for the "portfolio interest exemption" or the interest is effectively connected with a U.S. trade or business of the Non-U.S. Holder. The portfolio interest exemption will generally apply if each of the following requirements is satisfied:

     o the interest is not effectively connected with the Non-U.S. Holder's trade or business in the U.S.;

     o the Non-U.S. Holder does not actually or constructively own 10% or more of our voting shares;

     o the Non-U.S. Holder is not a controlled foreign corporation, within the meaning of the Code, that is actually or constructively related to us; and

     o the Non-U.S. Holder provides the withholding agent with the appropriate certification.

     The certification requirement generally will be satisfied if the Non-U.S. Holder provides the withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person.

     If the interest is effectively connected with a U.S. trade or business of the Non-U.S. Holder such Non-U.S. Holder generally will be subject to U.S. federal income tax in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such U.S. trade or business interest at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

     Prospective Non-U.S. Holders should consult their tax advisors regarding the application of these U.S. federal income tax laws to their particular situation.


Dividends

     Dividends on our common shares received by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless such dividends are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States (and, if a tax treaty applies, are attributable to a Non-U.S. Holder's U.S. permanent establishment), in which case such dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such dividends at a rate of 30% (or at a reduced rate under an applicable income tax treaty).


Sale or disposition of notes or common shares

     In general, the gain realized on any sale or exchange of a note or common shares received by a Non-U.S. Holder will not be subject to United States federal income or withholding tax, unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or
(2) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding

     In certain circumstances, a Non-U.S. Holder may be subject to information reporting and/or backup withholding tax (currently at a rate of 28%) on payments of (i) interest and principal on the notes, (ii) proceeds from the sale or other disposition (including a redemption) of the notes or the common shares and (iii) dividends on the common shares, unless certain certification and identification procedures are met or an exemption otherwise applies.

                             SELLING SECURITYHOLDERS

     The notes were originally issued by us to J.P. Morgan Securities Inc., Adams Harkness, Inc., Deutsche Bank Securities, Inc., First Albany Capital Inc. and Jefferies & Company, Inc. in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Each institution that purchased the notes from the initial purchasers and that has provided us with a questionnaire setting forth the information specified below, and that selling securityholder's transferees, pledgees, donees and successors (collectively, the "selling securityholders"), may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling securityholder and common shares into which the notes are convertible.

     The following table sets forth information as of April 27, 2005 with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading "Other" in the "Name" column below represents the notes and shares held by holders who have not yet returned to us their questionnaire.

     The selling securityholders may offer all, some or none of the notes or common shares into which the notes are convertible. In addition, the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling securityholder beneficially owns one percent or more of the notes or of our common shares, assuming conversion of the selling securityholders' notes, except as otherwise indicated in the table below.

     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of common shares issuable upon conversion of the notes are subject to adjustment under certain circumstances.


------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
                                                                                         Common
                                Principal      Common                      Notes         Shares
                                 Amount        Shares                      Owned         Owned
                                of Notes    Beneficially                   After         After
                               Beneficially     Owned      Conversion   Completion     Completion
                                Owned and     Prior to       Shares         of             of            Material
Name                             Offered     Offering(1)   Offered(2)   Offering(3)   Offering(3)   Relationships(4)
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
AHFP Context                      $175,000        --           93,358         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Caduceus Capital Master Fund    $3,800,000        --        2,027,207         --             --              None
Limited
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Caduceus Capital II, L.P.       $1,810,000        --          965,591         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Context Convertible               $650,000        --          346,759         --             --              None
Arbitrage Fund, LP
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Context Convertible             $1,825,000        --          973,593         --             --              None
Arbitrage Offshore, Ltd.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
CNH CA Master Account, L.P.     $1,500,000        --          800,213         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Drake Global Opportunities      $1,000,000        --          533,475         --             --              None
(Master) Fund Ltd.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
EagleRock Master Fund, LP       $1,350,000        --          720,193         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Finsbury Worldwide              $5,550,000        --        2,960,790         --             --              None
Pharmaceutical Trust
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Grace Brothers, Ltd.              $750,000        --          400,106         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Grace Convertible Arbitrage       $950,000        --          506,801         --             --              None
Fund, Ltd.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
HFR SHC Aggressive Master         $540,000        --           28,808         --             --              None
Trust
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
JMG Capital Partners, LP          $500,000        --          266,738         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
JMG Triton Offshore Fund,         $500,000        --          266,738         --             --              None
Ltd.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------


                                      -48-


------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
                                                                                         Common
                                Principal      Common                      Notes         Shares
                                 Amount        Shares                      Owned         Owned
                                of Notes    Beneficially                   After         After
                               Beneficially     Owned      Conversion   Completion     Completion
                                Owned and     Prior to       Shares         of             of            Material
Name                             Offered     Offering(1)   Offered(2)   Offering(3)   Offering(3)   Relationships(4)
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------

JP Morgan Securities Inc.         $650,000        --          346,759         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Lyxor/Context Fund Ltd.           $450,000        --          186,716         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
McMahan Securities Co., L.P.      $250,000        --          133,368         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Nader Tavakols                    $150,000        --           80,021         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
National Bank of Canada           $400,000        --          133,368         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
National Bank of Canada           $795,000        --          424,113         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Pond Point Master Fund, Ltd.      $100,000        --           53,348         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
PW Eucalyptus Fund Ltd.           $330,000        --          176,047         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Radcliffe SPC Ltd. for and      $3,250,000        --        1,733,796         --             --              None
on behalf of the Class A
Convertible Crossover
Segregated Portfolio
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Tenor Opportunity Master          $955,000        --          509,469         --             --              None
Fund Ltd.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
UBS Eucalyptus Fund, LLC        $2,970,000        --        1,584,423         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Whitebox Diversified              $500,000        --          266,738         --             --              None
Convertible Arbitrage
Partner L.P.
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Whitebox Convertible            $2,500,000        --        1,333,689         --             --              None
Arbitrage Partners, LP
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
Windmill Master Fund, L.P.      $1,000,000        --          533,475         --             --              None
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------

------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------
OTHER                          $23,000,000        --        12,269,939        --
------------------------------ ------------ -------------- ----------- -------------- ------------- -----------------


_______________

(1)  Does not include common shares issuable upon conversion of the notes.

(2) Represents common shares issuable upon conversion of the notes that are beneficially owned and offered by the selling securityholder, assuming a conversion ratio of 533.4756 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The number of common shares issuable upon conversion is subject to adjustment as described under "Description of the Notes--Conversion rights."

(3) Assumes that all of the notes and/or all of the common shares into which the notes are convertible are sold.

(4) Includes any position, office or other material relationship which the selling securityholder has had within the past three years with XOMA Ltd. or any of its predecessors or affiliates.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements with respect to our share capital are subject to the detailed provisions of our memorandum of continuance and bye-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES


General

     The memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 135,000,000 common shares, par value U.S.$.0005 per share. As of April 27, 2005, there were 86,252,640 common shares outstanding.


Voting

     The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any) and any other series of preference shares with corresponding voting rights, except as provided by law.


Dividends

     Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars.

We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.


Liquidation

     On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.


Redemption

     The common shares are not subject to redemption either by us or the holders thereof.


Variation of rights

     Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of such shares at a separate general meeting.

PREFERENCE SHARES


General

     Under our memorandum of continuance and bye-laws, we have the authority to issue 1,000,000 preference shares, par value U.S.$.05 per share. Of these, 135,000 preference shares have been designated Series A Preference Shares and 8,000 preference shares have been designated Series B Preference Shares. Under our bye-laws, subject to the special rights attaching to any class of our shares not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, our board of directors may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.


The Series A preference shares

     There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) U.S.$1.00 or (b) 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend or bonus issue payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

     In addition to any other voting rights required by law, holders of Series A preference shares have the right to vote on all matters submitted to a vote of our shareholders with each share of Series A preference shares entitled to 1,000 votes. Except as otherwise provided by law, holders of Series A preference shares, holders of common shares and holders of any other shares having general voting rights vote together as one class on all matters submitted to a vote of our shareholders.

     Unless otherwise provided in the rights attaching to a subsequently designated series of our preference shares, the Series A preference shares rank junior to any other series of preference shares subsequently issued as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) U.S.$100.00 per share or (2) an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If we enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

     The Series A preference shares are not redeemable.

Preference share purchase rights

     Our board of directors has adopted a shareholder rights agreement, or rights agreement, which is substantially identical to our previous shareholder rights agreement.

     Pursuant to the rights agreement, we issued one preference share purchase right, or right, for each outstanding common share. Each right entitles the holder to purchase from us a unit consisting of one one-thousandth of a Series A preference share at a cash exercise price of $30.00 per unit, subject to adjustment.

     The rights are attached to all outstanding common shares. The rights will separate from the common shares and will be distributed to holders of common shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (a person or group of affiliated or associated persons being referred to as an Acquiring Person) has acquired beneficial ownership of 20% or more of the common shares then outstanding (the date of said announcement being referred to as the Share Acquisition Date), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the declaration by our board of directors that any person is an "Adverse Person" (the earliest of such dates being referred to as the Distribution Date).

     Our board of directors may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding common shares and a determination that (i) such beneficial ownership by such person is intended to cause or is reasonably likely to cause us to repurchase the common shares owned by such person or to cause us to enter into other transactions not in our best long-term interests or (ii) such beneficial ownership is reasonably likely to cause a material adverse impact on our business or prospects. The rights are not exercisable until the Distribution Date and will expire on December 31, 2012, unless previously redeemed or exchanged by us.

     In the event that a person becomes an Acquiring Person or our board of directors determines that a person is an Adverse Person, each holder of a right will thereafter have the right (each right being referred to as a Subscription Right) to receive upon exercise that number of units of Series A preference shares having a market value of two times the exercise price of the rights. In the event that, at any time following the Share Acquisition Date, (i) we consolidate with, or merge or amalgamate with and into, any person, and we are not the surviving corporation; (ii) any person consolidates or amalgamates with us, or merges or amalgamates with and into us and we are the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the common shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of our assets are sold or otherwise transferred, provision shall be made so that each holder of a right shall thereafter have the right (each right being referred to as a Merger Right) to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

     At any time after a person becomes an Acquiring Person or our board of directors determines that a person is an Adverse Person, our board of directors may exchange all or any part of the then outstanding and exercisable rights for common shares or units of Series A preference shares at an exchange ratio of one common share or one unit of Series A preference shares per right. Notwithstanding the foregoing, our board of directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the common shares then outstanding.

     The rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per right by our board of directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Share Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the rights agreement.

     Prior to the earlier of the Distribution Date and the Share Acquisition Date, our board may amend the rights agreement as we deem necessary or desirable without the approval of any holders of rights or common shares. From and after the earlier of the Distribution Date and the Share Acquisition Date, the rights agreement may be amended without the approval of any holders of rights only to (i) cure an ambiguity,
(ii) correct defective or inconsistent provisions, (iii) shorten or lengthen any time period in the rights agreement if directors in office prior to the acquisition of shares continue to represent a majority of the board, or (iv) change provisions as we deem necessary, but that will not adversely affect the interests of holders of the rights. Under no circumstances, however, can the rights agreement be amended to lengthen a time period relating to when the rights may be redeemed if the rights are not then redeemable.


The Series B preference shares

     8,000 Series B preference shares have been designated for issuance, of which 2,959 Series B preference shares were issued upon conversion of the convertible subordinated loans to us made by Genentech in connection with the funding of our development costs for RAPTIVA(R) following the regulatory approval of RAPTIVA(R). Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

     The Series B preference shares rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive U.S.$10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares have no voting rights, except as required under Bermuda law.

     The holders of Series B preference shares have the right to convert Series B preference shares into common shares at a conversion price equal to approximately $7.75 per common share, subject to customary anti-dilution adjustments.

     The Series B preference shares will be automatically converted into common shares at their then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     We will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

OUTSTANDING WARRANTS

     XOMA issued 250,000 common stock purchase warrants to Incyte in July of 1998, of which 125,000 remain outstanding. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share up until the earlier of July 9, 2008 or a date 10 days after the related license becomes fully paid up. Incyte is the holder of these warrants and received them as part of the consideration for the grant to XOMA of an exclusive license to all of Incyte's patent rights relating to BPI.

     The warrants described above were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, these warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the underlying common shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The securities may be sold in one or more transactions at:

     o    fixed prices;

     o    prevailing market prices at the time of sale;

     o    prices related to the prevailing market prices;

     o    varying prices determined at the time of sale; or

     o    negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which our common shares may be listed or quoted at the time of sale, including the Nasdaq National Market; o in the over-the-counter market;

     o otherwise than on such exchanges or services or in the over-the-counter market;

     o through the writing of options, whether the options are listed on an options exchange or otherwise; or

     o    through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the notes and the underlying common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common shares short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common shares to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common shares offered by them hereby will be the purchase price of the notes or common shares less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common shares are listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     Broker-dealers or agents who participate in the sale of the notes and the underlying common shares are "underwriters" within the meaning of Section 2(11) of the Securities Act. Of the entities listed in the table set forth above under the caption "Selling Securityholders," we are aware that JP Morgan Securities Inc. is a registered broker-dealer. Any such selling securityholders who are broker-dealers are "underwriters" within the meaning of Sec-tion 2(11) of the Securities Act. Selling securityholders who participate in the sale of the notes and the underlying common shares may also be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common shares by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are or are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders are or are deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

     The selling securityholders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling securityholders.

     A selling securityholder may decide not to sell any notes or the underlying common shares described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common shares. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common shares by other means not described in this prospectus.

     With respect to a particular offering of the notes and the underlying common shares, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     o    the specific notes or common shares to be offered and sold;

     o    the names of the selling securityholders;

     o the respective purchase prices and public offering prices and other material terms of the offering;

     o    the names of any participating agents, broker-dealers or underwriters;
          and

     o any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common shares under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common shares, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common shares to the public.



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

                                  LEGAL OPINION

     The validity of the notes and common shares issuable upon conversion of the notes to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda and Cahill Gordon & Reindel LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of XOMA Ltd. and XOMA Ltd. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 appearing in XOMA Ltd.'s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management's assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

     This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 204-7273

     XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.




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